UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2023

Commission File Number 1-14846

    AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
    South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2022 SUITE OF ANNUAL REPORTS, NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 - JSE share code: ANG
CUSIP: 035128206 - NYSE share code: AU
("AngloGold Ashanti" or the "Company" or "the Group")

NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2022 SUITE OF ANNUAL REPORTS, NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti announces that it has today, Friday, 17 March 2023, issued the Group's suite of reports for the financial year ended 31 December 2022.

AngloGold Ashanti's suite of 2022 reports includes:

  Integrated Report
  Annual Financial Statements
  Sustainability Report
  Mineral Resource and Ore Reserve Report
  Notice of the 79 Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2022 financial year, from 1 January to 31 December 2022 and are available at www.reports.anglogoldashanti.com

The Group Annual Financial Statements for the year ended 31 December 2022, on which Ernst &Young Inc. issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 22 February 2023. The unqualified audit report issued by Ernst &Young Inc. (which includes key audit matters) is available for inspection at the registered office of the Company and the Company website at https://www.anglogoldashanti.com

The 79th Annual General Meeting of AngloGold Ashanti (AGM) will be held entirely by electronic communication on Monday, 15 May 2023 at 13:00 (SA time). The record date to attend the AGM is Friday, 5 May 2023.

Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year ended 31 December 2022, will commence on 13 April 2023 and a copy of the Notice of AGM will also be made available on the Company website at www.reports.anglogoldashanti.com

Kindly note the following salient details in relation to the Annual General Meeting:

Issuer name	AngloGold Ashanti Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000043485
JSE code	ANG
Meeting type	Annual General Meeting
Meeting venue	Electronic Communication
Record date - to determine which shareholders areentitled to receive the Notice of AGM	Friday, 30 March 2023
Publication/posting date	Thursday, 13 April 2023
Last day to trade - Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 2 May 2023
Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 5 May 2023
Meeting deadline date (For administrative purposes, forms of proxy for the meeting to be lodged)	Thursday, 11 May 2023 by 13:00 (SA time)
Meeting date	Monday, 15 May 2023 at 13:00 (SA time)
Publication of results	Tuesday, 16 May 2023
Website link	www.reports.anglogoldashanti.com

Further, AngloGold Ashanti's annual report, which includes the Group's annual financial statements for the year ended 31 December 2022, will be filed on Form 20-F with the United States Securities and Exchange Commission (SEC) today, 17 March 2023 and will be available on the SEC website at www.sec.gov and the Company website at www.reports.anglogoldashanti.com. Shareholders and holders of American Depositary Shares can request copies of the Company's annual financial statements free of charge from the Company Secretarial Department at companysecretary@anglogoldashanti.com

ENDS
Johannesburg

17 March 2023
JSE Sponsor: The Standard Bank of South Africa Limited

Media
Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com
Investors
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 17, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary